                                                                                                 September 6, 2013

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:  William H. Thompson, Accounting Branch Chief

Re:          Soupman, Inc.
Form 10-K for Fiscal Year Ended August 31, 2012
Filed December 14, 2012
Form 10-Q for Fiscal Quarter Ended May 31, 2013
Filed July 18, 2013
Response dated July 25, 2013
File No. 0-53943

Dear Mr. Thompson:

Thank you for your August 15, 2013 letter regarding Soupman, Inc. (“Soupman”).  Enclosed for your review, we hereby submit a letter responding to your comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Form 10-K for Fiscal Year Ended August 31, 2012

Item 8. Financial Statements and Supplemental Data, page 19

General

1. In your response to comments 5, 7, 14 and 17 in our letter dated February 4, 2013 you stated that you would amend the filing to: (i) revise your classification of certain expenses and credits in the statements of operations; (ii) revise your disclosure regarding warrants issued in connection with financing transactions and debts costs; (iii) revise your disclosure of the conclusion of the PEO and PFO regarding the effectiveness of internal control over financial reporting; and (iv) to file warrant agreements and the consent of your independent registered public accounting firm as exhibits. Please do so or tell us when you intend to file the amendment.

We had intend to file an amendment to our Form 10-K for the year ended August 31, 2012 in order to revise the aforementioned disclosures once all issues and matters (brought to our attention in this and prior correspondences) had been addressed to the satisfaction of the Securities and Exchange Commission.  However, because our 2013 yearend has concluded, we will now either file an amendment to our Form 10-K for the year ended August 31, 2012 or depending on timing,  and if more appropriate, address all disclosure revisions in our current form 10-K for the year ended August 31, 2013, which will include 2012’s comparative information and disclosures.  Please note that for various reasons, and at the discretion of our auditors, we expect to file our 2013 10-K early, i.e., by the end of October 2013.

Note 13 – Commitments and Contingencies, page 38
Litigations, Claims and Assessments, page 38

2. We reviewed your response to comment 2 in our letter dated June 28, 2013 and the disclosures regarding litigation, claims and assessments in Note 8 to the financial statements included in Form 10-Q filed July 18, 2013. We note that you did not provide the disclosures required by ASC 450-20-50-4 with respect of the GSM suit in Form 10-Q filed July 18, 2013. As such, we re-issue our previous comment. Please confirm to us that you will disclose an estimate of the possible loss or range of loss in excess of amounts accrued, or if you are unable to estimate the possible loss or range of loss provide a statement that such an estimate cannot be made in the financial statements included in future annual and quarterly reports. The required disclosures may be made on an aggregate basis. If there is a reasonable possibility that a loss may have been incurred and you conclude that the maximum liability related to outstanding litigation, claims and assessments would not have a material effect on your financial position, results of operations or cash flows, you may disclose that fact rather than disclosing an estimate of the possible loss or range of loss or that that such an estimate cannot be made.

We confirm that we will disclose an estimate of the possible loss or range of loss in excess of amounts accrued, or if we are unable to estimate the possible loss or range of loss provide a statement that such an estimate cannot be made in the financial statements included in our future annual and quarterly reports.

Note 14 – Acquisition, page 39

3. We note your response to comment 3 in our letter dated June 28, 2013. Please tell us why you were unable to provide the voting agreement between the investors as part of your response and when you will provide the agreement.

As stated previously in our responses and on our telephone call with the staff related to the June 28, 2013 letter, the voting agreement was an oral agreement, and not reduced to writing. As such, it is not possible for us to provide a written copy of the agreement to vote all the group’s shares in concert. We can, however, confirm that the group in fact did vote in concert and in accordance with the oral agreement on all matters. We also believe that due the nature of the close business and personal relationships between the members of the group it would not be unusual for them to act and agree on the basis of an oral agreement and a handshake.  .

Item 11. Executive Compensation, page 46

4. We note your submission of three executive employment agreements in your supplemental response. Please file the three executive employment agreements in your next filing.

We herein confirm that we will file the three executive employment agreements with our Form 10-K for the year ended August 31, 2013 even though they will have expired on that date.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 47

5. We note your response to comment 5 in our letter dated June 28, 2013 and we reissue the comment. Please confirm you will disclose, and please confirm in which filing you will disclose the following:

•	the information you provided to us supplementally in response to comment 16 in our letter dated February 4, 2013;

•	the information you provided to us supplementally in response to comment 7 in our letter dated May 22, 2013; and

•	the information required by Item 404(a)(5) of Regulation S-K, including:
-	the largest aggregate amount of principal outstanding during the period for which disclosure is provided;
-	the amount thereof outstanding as of the latest practicable date;
-	the amount of principal paid during the periods for which disclosure is provided;
-	the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.

Also, please clarify to what document you are referring when you state the following in your response: “In our latest response we included all of the latest numbers.”

We herein confirm that we will disclose in our Form 10-K for the year ended August 31, 2013 the above noted information. Further, our comment “In our latest response we included all of the latest numbers” was meant to refer only to our disclosure of such information to you .

Form 10-Q for Fiscal Quarter Ended May 31, 2013

Notes to Consolidated Financial Statements, page F-5

Note 3 – Summary of Significant Accounting Policies, page F-5
Reclassifications, page F-5

6. In your response to comment 9 in our letter dated May 22, 2013 you indicated that you would disclose the nature of reclassifications to prior year amounts to conform to the current presentation in future filings. However, we note that you omitted the requested disclosure. Please confirm to us that you will include a description of the reclassifications to the prior year amounts to conform to the current presentation in future annual and quarterly reports.

We herein confirm that we will disclosure any and all reclassifications of prior year/period amounts in all future annual and quarterly reports, as warranted.

Variable Interest Entities, page F-5

7. We note your disclosure that you reassessed your prior conclusion to consolidate SKI during the nine months ended May 31, 2013 and concluded that SKI should be deconsolidated as result of certain agreements pertaining to the bankruptcy of SKI. We also note that you recognized a gain on deconsolidation in the current period. In your response to comment 5 in our comment letter dated March 22, 2013, you stated that you believed the period in which deconsolidation is recorded to be immaterial. However, it appears that the gain will have a material effect on the results of your operations for the current year. Please tell us why you believe it is appropriate to disclose that the deconsolidation is due to your reconsideration related to the bankruptcy of SKI when the petition for involuntary bankruptcy was filed in May 2010. Please also tell us why you believe it is appropriate to recognize a gain in the current year.

Although a bankruptcy petition was filed in May 2010, the petition (a chapter 7 filing) was brought about by third parties investors in SKI ostensibly seeking to sell off SKI’s assets on order that they may recoup some of their investment(s).  Because SKI still operated as a separate company and entity, and the court did not provide a receiver or dictate any actions on the part of management, and because of the protracted nature of this litigation, we did not feel it appropriate to deconsolidate the VIE in any of the prior periods.

However, we do believe that because of a recent agreement between the parties to settle the bankruptcy case (and although, still subject to Bankruptcy Court approval) the gain should be recognized in 2013.

Item 4. Controls and Procedures
Disclosure Controls and procedures, page 5

8. In your response to comment 20 in our letter dated February 4, 2013 you stated that you would revise your disclosure in future filings to state, if true, that your principal executive and financial officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level given that disclosure controls and procedures are designed to be effective at the reasonable assurance level. However, we note that you did not provide the revised disclosure. Please confirm to us that you will revise your disclosure in future filings to conclude, if true, that your disclosure controls and procedures are effective at the reasonable assurance level.

We herein confirm that we will disclosure in all future filings the effectiveness of our disclosure controls and procedures.

Changes in Internal Control, page 5

9. In your response to comment 11 in our letter dated May 22, 2013 you stated that you would describe in more detail the changes in controls which remediated the material internal control weaknesses regarding segregation of duties and insufficient controls over the accuracy, completeness and authorization of transactions disclosed in your fiscal 2012 10-K. Please confirm to us that you will describe in more detail any changes in internal control in future filings on Form 10-K and Form 10-Q.

We herein confirm that will describe in more detail any changes in internal control in future filings on Form 10-K and Form 10-Q.

Exhibits 32.1 and 32.2

10. Please revise paragraph (1) to refer to the correct quarterly report.

We have revised the Exhibits to refer to the correct quarterly report.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (212) 768-7687.

Sincerely,

Robert Bertrand
Chief Financial Officer
Soupman, Inc.